Exhibit 2.2
FORRESTER & WORTH, PLLC
3636 North Central Avenue, Suite 700
Phoenix, Arizona  85012-1927
Telephone (602) 271-4250
Facsimile (602) 271-4300
S. Cary Forrester (006342)
e-mail scf@forresterandworth.com
Attorneys for Debtor

JENNINGS, STROUSS & SALMON, P.L.C.
One East Washington Street
Suite 1900
Phoenix, Arizona 85004-2554
Telephone (602) 262-5911
Facsimile (602) 495-2696
Carolyn J. Johnsen (011894)
e-mail cjjohnsen@jsslaw.com
Attorneys for Unsecured Creditors Committee

UNITED STATES BANKRUPTCY COURT
DISTRICT OF ARIZONA

In re:	Chapter 11

NUTRACEA, a California corporation,	2:09-bk-28817-CGC

Debtor.

FIRST AMENDED PLAN OF REORGANIZATION PROPOSED BY DEBTOR
AND THE UNSECURED CREDITORS COMMITTEE
DATED AUGUST 10, 2010
This First Amended Plan of Reorganization (the "Plan") is proposed by Debtor, NutraCea, a California corporation, and the Official Committee of Unsecured Creditors (the “Committee”), for the resolution of all outstanding creditor claims and equity interests.  Debtor and the Committee are sometimes referred to below as the “Proponents.”  All creditors and equity security holders are encouraged to consult the Disclosure Statement (the “Disclosure Statement”) before voting to accept or reject the Plan.  The Disclosure Statement contains a discussion of Debtor's history, a description of its assets, and a summary and analysis of the Plan.

NO SOLICITATION MATERIALS, OTHER THAN THE DISCLOSURE STATEMENT AND THE MATERIALS ACCOMPANYING IT HAVE BEEN AUTHORIZED BY THE BANKRUPTCY COURT FOR USE IN SOLICITING ACCEPTANCES OR REJECTIONS OF THIS PLAN.

ARTICLE I
DEFINITIONS

Defined Terms.  The following terms have the following meanings whenever used in the Plan.

1.             Administrative Claim means: (a) every cost or expense of administration of the Bankruptcy Case, including any actual and necessary post-petition expenses entitled to priority under Bankruptcy Code Sections 503(b) and 507(a)(1); (b) any actual and necessary post-petition expenses of operating Debtor; (c) all fees and other charges of professionals approved by the Bankruptcy Court pursuant to interim and final allowances in accordance with Bankruptcy Code Sections 105, 330, 331, and 503(b); and, (d) all fees and charges assessed against the Estate under 28 U.S.C. § 1930.

2.             Allowed Claim means every Claim, other than an Administrative Claim:  (a)(i) as to which a timely Proof of Claim has been filed within the time fixed by the Bankruptcy Court or, if such Claim arises from an Executory Contract that is rejected by the Plan, no later than the Confirmation Date or, if rejected pursuant to the Confirmation Order, the first Business Day that is fifteen (15) days after the Confirmation Date, or (ii) which Debtor has scheduled in its Schedules (including any amendments thereto) as liquidated in amount, undisputed and non-contingent; and in either event:  (b)(i) as to which no objection has been filed within any applicable time period fixed by the Bankruptcy Court, or (ii) as to which the order allowing such Claim has become final and non-appealable without any appeal, review, or other challenge having been taken or with any such appeal, review or other challenge having been finally resolved in favor of the Claimant.  The term Allowed Claim may be used throughout the Plan with each of the various Creditor’s Claims or Classes of those Claims (e.g., "Allowed Class 1 Claims") to signify that such Claims must be, unless otherwise indicated, Allowed Claims to qualify for their specified treatment under the Plan.

3.             Avoidance Actions means all claims and causes of action under Sections 502, 542, and 544-550 of the Bankruptcy Code, whether or not asserted or pending on the Confirmation Date, which are to be preserved, administered, prosecuted, compromised, or otherwise disposed of for the benefit of Creditors.

4.             Bankruptcy Code or Code means Title 11 of the United States Code.

5.             Bankruptcy Court or Court means the United States Bankruptcy Court for the District of Arizona or any other court that may have jurisdiction over any particular proceeding arising under, in or relating to this Chapter 11 case.

6.             Case means Debtor's bankruptcy case before the Bankruptcy Court, and all adversary proceedings, contested matters and other litigation arising in or related to the Case.

7.             Ceutamed Note means the promissory note in the original principal amount of $3.2 million executed by Ceutamed in favor of Debtor.

8.             Claim means  "claim" as defined in Bankruptcy Code Section101(5).

9.             Claimant means the holder of a Claim.

10.           Class Action Litigation means the class action securities lawsuit presently pending in the United States District Court for the District of Arizona, entitled Jennifer Burritt, individually and on behalf of all others similarly situated, vs. NutraCea, et al., Case No. CV-09-00406-PHX-FJM.

11.           Committee means the Official Committee of Unsecured Creditors appointed on November 19, 2009.  The Committee is comprised of Brycon Corporation; Trea, Inc.; Halpern Capital; Audio Visual Resources; Farmers Rice Milling Company, Inc.; MSS Technologies, Inc.; and Wellington Foods, Inc..

12.           Condition to Confirmation means the condition to confirmation set forth in Article VI.

13.           Confirmation Date means the date of entry of the Confirmation Order.

14.           Confirmation Order means the appealable order of the Bankruptcy Court confirming the Plan.

15.           Debtor or Debtor-in-Possession means NutraCea, a California corporation.

16.           Dillon Facility means the real property and improvements owned by Debtor and located in Dillon, Montana,

17.           Disclosure Statement means the Disclosure Statement pertaining to the Plan, including any amendments or modifications thereto.

18.           DIP Credit Facility means the Senior-Secured Superpriority Debtor-in-Possession Credit and Security Agreement dated November 9, 2009, between Debtor and Wells Fargo, as amended by the First Amendment to Senior Secured Super-Priority Debtor-in-Possession Credit and Security Agreement, dated May 11, 2010, together with certain related agreements, instruments, and documents, pursuant to which Wells Fargo provided Debtor with up to $6.75 million in credit availability, secured by substantially all of Debtor’s assets, exclusive of intellectual property, and subject to a $500,000 carve-out from Debtor’s Louisiana assets for professional and statutory fees.

19.           Disputed Claim means a Claim, including one that is deemed filed pursuant to Bankruptcy Code Section 1111(a), as to which Debtor or any other party in interest has filed an objection within 90 days after the Effective Date and which has not been resolved by a Final Order or pursuant to this Plan. Contingent Claims shall be treated as Disputed Claims for all purposes relating to Distributions under the Plan until such time as any such contingent Claim becomes fixed or absolute or becomes an Allowed Claim.

20.           Distribution means the money or other property required by the Plan to be distributed to the holders of Allowed Claims.

21.           Effective Date means November 30, 2010, provided that the Condition to Confirmation has been satisfied.  Proponents may waive the Condition to Confirmation and/or accelerate the Effective Date by a written notice to that effect filed with the Court at any time after the Confirmation Order is entered.

22.           Equity Security or Equity Interest means any ownership interest or share of stock in Debtor and any warrant or right, other than a right to convert, to purchase, sell, or subscribe to a share, security, or interest of a kind specified in 11 U.S.C. 101(16)(A) or (B).

23.           Filing Date or Petition Date means November 10, 2009.

24.           Final Order means an order, judgment or other decree of the Bankruptcy Court, including, without limitation, a stipulation or other agreement which is "so ordered" by the Bankruptcy Court, the operation or effect of which has not been reversed or stayed and as to which order, judgment or other decree (or any revision, modification or amendment thereof) the time to appeal or seek review has expired and as to which no appeal or petition for review or certiorari has been taken or is pending or, if such appeal or petition has been taken or granted, it has been finally resolved.

25.           Penalty Claims means all claims for fines, penalties, forfeitures, multiple damages, punitive damages, or exemplary damages not meant to compensate the claimant for actual pecuniary loss.

26.           Phoenix Facility means the real property and improvements located at 4502 West Monterosa Street, in Phoenix, Arizona, which are owned by Debtor’s wholly owned subsidiary, NutraPhoenix, LLC.

27.           Plan means this First Amended Plan of Reorganization dated August 10, 2010, including any amendment or modification made in accordance with the applicable provisions of the Code.

28.           Prime Rate means the prime rate of interest as announced from time to time by the Wall Street Journal.

29.           Reorganized Debtor means Debtor on or after the Effective Date.

30.           Retained Causes of Action means all Avoidance Actions and all other claims and causes of action of every kind and nature whatsoever arising before the Effective Date which have not been resolved or disposed of prior to the Effective Date, whether or not such claims or causes of action are specifically identified in the Disclosure Statement.

31.           Securities Claims means all Allowed Claims (a) arising from rescission of a purchase or sale of a security of Debtor or an affiliate of Debtor, (b) for damages arising from the purchase or sale of a such a security, or (c) for reimbursement or contribution allowed under Bankruptcy Code Section 502 on account of such a claim.

32.           Tax Claim Rate means the applicable rate of interest on tax claims under Section511 of the Bankruptcy Code, determined as of the Effective Date.

33.           Unsecured Claim means all Allowed Claims for which there are no assets of Debtor serving as security.

34.           Wells Fargo means Wells Fargo Bank, N. A., acting through its Business Credit operating division.

General Rules Regarding Defined and Undefined Terms.  As used in this Plan, all capitalized words and other terms defined in the Bankruptcy Code or the Rules of Bankruptcy Procedure shall have the meanings given to them therein unless the context clearly requires otherwise.  For purposes of this Plan, the singular and plural uses of all defined terms and the conjunctive and disjunctive uses thereof will be interchangeable (unless the context otherwise requires), and the defined terms will include masculine, feminine, and neuter genders.

ARTICLE II
CLASSIFICATION OF CLAIMS AND EQUITY INTERESTS

All Allowed Claims and Allowed Equity Interests are placed in the classes described below, and shall receive the treatment set forth in Article IV and in other sections of the Plan.

1.             Unclassified Claims:  All Allowed Administrative Claims.

2.             Class 1 (Priority Claims):  All Allowed Claims entitled to priority under Section 507 of the Bankruptcy Code other than the priority tax Claims classified in Class 2.

3.             Class 2 (Priority Tax Claims):  All Allowed Claims entitled to priority under Section 507(a)(8) of the Bankruptcy Code and each holder of a secured claim that would otherwise meet the description of a governmental unit under Section 507(a)(8) of the Bankruptcy Code but for the secured status of the claim.

4.             Class 3 (Wells Fargo):  The Allowed Secured Claim of Wells Fargo.

5.             Class 4 (Dell Computer):  The Allowed Secured Claim of Dell Computer.

6.             Class 5 (Administrative Convenience Claims).  All Allowed Unsecured Claims of $5,000 or less, which do not elect to be treated under Class 6, but not including any priority Claims.

7.             Class 6 (General Unsecured Claims).  All Allowed Unsecured Claims greater than $5,000, but not including any priority Claims.

8.             Class 7 (Penalty Claims).  All Penalty Claims.

9.             Class 8 (Security Claims).  All Allowed Securities Claims.  Class 8 is divided into two subclasses: Class 8(a), comprised of all those who are, or become, parties to the pending settlement in the Class Action Litigation; and Class 8(b), comprised of the holders of all other Allowed Securities Claims.

10.           Class 9 (Shareholders).  All Equity Security holders in Debtor.

ARTICLE III
IMPAIRED AND UNIMPAIRED CLAIMS

Classes 1-3, 8(a), 8(b) and 9 are unimpaired.  All other Claims and Equity Interests are impaired.

ARTICLE IV
TREATMENT OF CLAIMS AND EQUITY INTERESTS

The treatment of the various classes of Claims and Equity Interests under the Plan shall be as follows:

1.             Unclassified Claims.  Each holder of an Allowed Administrative Claim shall be paid in cash in full upon the Effective Date, or as soon thereafter as is reasonably practical, unless such holder agrees in writing to other treatment or the amount of such Claim is not due on the Effective Date, in which case it will be paid when it is due.  Professionals employed at the expense of the Estate on or before the Effective Date, and any entities that may be entitled to reimbursement or allowance of fees and expenses pursuant Section 503(b) of the Bankruptcy Code, shall receive cash in the amount awarded to them at such time as an order is entered pursuant to Sections 330, 331 or 503(b) of the Bankruptcy Code.  Ordinary post-petition operating expenses incurred before or after the Effective Date, such as taxes, salaries, rent, and insurance, that do not require Court approval, shall be paid in the ordinary course of business as and when due.

Compensation earned by Debtor’s professionals after the Effective Date need not be approved by the Court pursuant to Sections 330, 331 or 503(b) of the Bankruptcy Code, or otherwise, and shall be paid in the ordinary course of business as and when due.

ANY PERSON OR ENTITY CLAIMING TO HOLD AN EXPENSE OF ADMINISTRATION AS OF THE EFFECTIVE DATE OF THE PLAN, MUST HAVE FILED A MOTION FOR ALLOWANCE OF ADMINISTRATIVE EXPENSE WITH THE COURT AND SERVED A COPY ON COUNSEL FOR DEBTOR NOT LATER THAN 30 DAYS AFTER THE EFFECTIVE DATE, OR SUCH CLAIM WILL BE DISALLOWED.

2.             Class 1 (Priority Claims).  Each holder of an Allowed Class 1 Claim shall be paid in cash in full upon the Effective Date, or as soon thereafter as is reasonably practical.  Class 1 is unimpaired under the Plan.

3.             Class 2 (Priority Tax Claims).  Each holder of an Allowed Class 2 Claim shall be paid in equal monthly payments determined by amortizing the principal and interest owing on each such claim over a period of four years following the Effective Date, provided that the final payment must be made no later than five years after the Petition Date.  All principal payments to any Class 2 Claimant shall be applied first to any portion of such Claim that is a “trust fund” claim for which any of Debtor’s officers, directors, employees or shareholders may be personally liable.  All principal payments received by the Class 2 Claimants will be applied first to the oldest outstanding taxes.  At the time of each distribution to holders of Allowed Class 6 Claims, each holder of an Allowed Class 2 Claim shall receive an additional amount sufficient to cause the total amount then distributed to each Class 2 Claimant to be proportionate to the total amount then distributed to each holder of an Allowed Class 6 Claim.  Each holder of a secured Class 2 Claim shall retain its lien or other security interest until the Claim has been paid in full.  Because the Plan provides for payment in full of Class 2 Claims and complies with the requirements of Bankruptcy Code Section 1129(a)(9)(C), Class 2 is not considered a voting class pursuant to Bankruptcy Code Sections 1124(1) and 1126(f), and is deemed to have accepted the Plan.  Class 2 is unimpaired under the Plan.

4.             Class 3 (Wells Fargo Secured Claim).  The amounts owing to Wells Fargo under the DIP Credit Facility shall be paid in accordance with the terms of the DIP Credit Facility.  Wells Fargo will retain its liens and security interests until all amounts owing under the DIP Credit Facility are paid in full and will be entitled to enforce all of its rights and remedies in the event of any default thereunder, subject to any applicable notice and grace periods.  Class 3 is unimpaired under the Plan.

5.             Class 4 (Dell Computer Secured Claim):  Dell Computer will be paid the amount of its Allowed Secured Claim in equal monthly installments determined by amortizing the amount of such Allowed Secured Claim over a period of two years, starting on the first day of the first full calendar month following the Effective Date.  Dell Computer will retain its security interest until its Allowed Secured Claim is paid in full.  Class 4 is impaired under the Plan.

6.             Class 5 (Administrative Convenience Claims).  Each holder of an Allowed Class Five claim who does not elect, on its ballot, to be treated as a holder of an Allowed Class Six claim, will receive payment of 75% of the Allowed amount of its Claim on the Effective Date in full satisfaction of its claim.  Class 5 is impaired under the Plan.

7.             Class 6 (General Unsecured Claims).  Each holder of an Allowed Class 6 Claim will be paid in full, together with interest on the Allowed principal amount of such Claim from the Petition Date to the Effective Date at the Federal Judgment Rate as of the Effective Date (currently .38%) and from the Effective Date until paid at 8.25% per annum.  The payment obligation will be secured by a lien (the “Class 6 Lien”) on all of Debtor’s assets.  Funds realized from the sale or other monetization of the assets will be allocated and distributed to Class 6 Claimants in the manner described in Article V(5) below.  The lien will be enforced by the Plan Agent, in the manner described in Article V(6), below, and will be junior to the liens and security interest held by Wells Fargo, any other existing liens (such as tax liens), any lien granted to any Person providing substitute exit financing to Debtor (subject to the same limitations as those placed on subordination and payment of the agreed portion of the net loan proceeds, as set forth below), and the existing Carve-Out for professional fees.  The lien will be subordinated to any: (a) substitute financing of the Revolving Credit Facility or Term Loan provided by Wells Fargo, (b) financing involving Nutra SA, Rice Science, Rice Rx, Lake Charles or Mermentau, conditioned on the Class 6 Claimants receiving the agreed portion of the net loan proceeds as described in Article V(5) below; and (c) financing secured by any other assets, conditioned on the Class 6 Claimants receiving the agreed portion of the net loan proceeds as described in Article V(5) below.  The minimum payment to Class 6 Claimants and/or Wells Fargo from any financing at the Nutra SA level will be $2.2 million.  Class 6 is impaired under the Plan.

8.             Class 7 (Penalty Claims).  Each holder of an Allowed Class 7 penalty claim will be paid in full over a period of not more than five years after the Effective Date, with interest on the Allowed principal amount of such claim at the Prime Rate from the latter of the Effective Date or the date upon which such penalty claim is assessed, until paid.  No payments will be made to holders of Class 7 Claims until Class 6 Claims have been paid in full.

9.             Class 8(a) (Parties to Settlement of Class Action Litigation).  The rights of all holders of Allowed Class 8(a) Claims will be controlled by the settlement agreement in the Class Action Litigation if and when it is approved on a final basis by the District Court.  If the settlement is not approved on a final basis, Class 8(a) will be deemed deleted from the Plan and all Class 8(a) Claimants will be deemed transferred to Class 8(b).  Class 8(a) is unimpaired under the Plan.

10.           Class 8(b) (All other Allowed Securities Claims).  All Allowed Class 8(b) Claims will be subordinated to the level of Class 9 common stock, pursuant to Section 510(b) of the Bankruptcy Code.  Holders of Allowed Class 8(b) Claims will receive distributions on account of such claims at such times as dividends are paid to the holders of common stock.  Holders of Allowed Class 8(b) Claims who are also holders of common stock of Debtor will receive no distribution on account of their Allowed Class 8(b) Claims but will, instead, receive dividends on their stock.  Holders of Allowed Class 8(b) Claims who are not holders of common stock of Debtor will receive distributions equal to the dividend they would have received had they invested the entire amount of their Allowed Class 8(b) Claim in common stock of Debtor at the prevailing market price as of the record date of such distribution.  For example, if the prevailing market price is $1.00 per share, the holder of an Allowed Class 8(b) Claim in the amount of $100,000 will receive a distribution equal to the dividend it would have received had it held 100,000 shares of common stock of Debtor as of the record date of the distribution.  Such distributions will be treated for all purposes as payments of debt by Debtor.  Payments will continue until the allowed amount of all Class 8(b) claims is paid in full, with interest at the Prime Rate from the Effective Date until paid.  Class 8(b) is unimpaired under the Plan.

11.           Class 9 (Shareholders).  All holders of Equity Securities in Debtor will retain their Equity Securities.  Class 9 is unimpaired under the Plan.

12.           Disputed Claims shall be treated as follows:  At the time of any Distribution to holders of Allowed Claims, an amount sufficient to have paid each holder of a Disputed Claim its pro rata share of such Distribution, calculated as though such Disputed Claim were an Allowed Claim, shall be reserved for the potential benefit of the holders of such Disputed Claims, and thereafter distributed in accordance with the terms and provisions of this Plan.

ARTICLE V
MEANS FOR EXECUTION OF THE PLAN

1.             Sale of Phoenix and Dillon Facilities.  Debtor will market and sell the Phoenix Facility and the Dillon Facility as expeditiously as possible consistent with the goal of maximizing the sales prices.  From the proceeds, approximately $1.9 million will be paid to Wells Fargo, in satisfaction of the DIP Credit Facility, unless such amount has already been paid.

2.             Exit Financing.  Debtor is pursuing multiple financing transactions simultaneously, and will endeavor to arrange one or more of the following transactions prior to the Effective Date:  (a) a loan or equity sale; (b) a loan to or equity sale by its wholly owned Nutra SA, LLC, subsidiary, a portion of the proceeds of which will be used to discharge its obligations under the Plan; or, (c) a loan to or equity sale by its 80% owned subsidiary, Rice Science, LLC,  and/or its 50% interest in Rice Rx, LLC, a portion of the proceeds of which will be used to discharge its obligations under the Plan.  Debtor will employ one or more investment bankers to assist in arranging the financing transactions.

3.             Revolving Credit Facility.  Debtor has arranged for an extension of its Revolving Credit Facility with Wells Fargo through December 31, 2010, and will endeavor to obtain inventory and receivables financing beyond that date.

4.             Proceeds from Liquidation of Excess Equipment.  Debtor will sell certain excess equipment not necessary to its continued operations as expeditiously as possible consistent with the goal of maximizing the sales prices.

5.             Lien for the Benefit of Claimants.  The holders of Allowed Class 6 Claims will be granted a lien (the “Class 6 Lien”) in all of Debtor’s assets.  The following portions of all monetization proceeds will be paid to Class 6 Claimants, up to the full amount owing to them, except as otherwise provided below in the event of Debtor’s failure to satisfy a Payment Benchmark, as defined in Article V(7), below:

(a)
75% of the net proceeds from the sale of the Phoenix Facility or the Dillon Facility.  The term “net proceeds” as used in this Plan means net of (a) any required payment to Wells Fargo, and (b) any and all closing costs, title insurance premiums, attorneys’ fees, escrow fees, prorations, commissions, and other costs, fees and expenses of any kind associated with the sale;

(b)
40% of the first $5.0 million in net proceeds from the monetization (debt or equity raise) of Debtor’s interest in its Nutra SA subsidiary that are permitted to be paid upstream to the Debtor, and 50% of any net proceeds over $5.0 million that are permitted to be paid upstream to the Debtor.  The minimum required payment to Class 6 Claimants and/or Wells Fargo from any such monetization is $2.2 million, and Debtor must retain a 51% controlling ownership interest in Nutra SA unless Class 6 Claimants are paid in full.  Debtor may use $2 million of the net proceeds to resolve cash needs at the Irgovel level and up to $1.2 million to cure defaults under the Rice Science and Rice Rx limited liability company agreements, provided that Class 6 Claimants and/or Wells Fargo receive a minimum of $2.2 million.   Any amounts required by a lender or investor to be used by Irgovel for expansion projects will be excluded from this calculation;

(c)	50% of the net proceeds from an equity raise from the sale of Debtor’s interest in Rice Science and/or Rice Rx, after payment of approximately $1.2 million in required cure amounts;

(d)
50% of the net proceeds from the sale of any loose (uninstalled) equipment that occurs on or before the Effective Date, and 100% of the net proceeds from the sale of any loose (uninstalled) equipment that occurs after the Effective Date.

(e)
50% of any prepayment of the amounts owing on the Ceutamed Note received on or before the Effective Date, and 75% of any prepayment of the amounts owing on the Ceutamed Note received after the Effective Date.  In any event, if there is no prepayment, payments made to Debtor on the Ceutamed Note will be paid to Class 6 Claimants commencing on April 1, 2011, pursuant to Article V(8) below.

(f)
75% of the net proceeds from the sale or monetization of the Lake Charles improvements or the Mermentau Facility, after funding the Carve-Out for professional fees (if still required by the terms of the DIP Credit Facility);

(g)	75% of the net proceeds from the monetization of any other assets;

(h)	100% of any net recoveries from avoidance actions or actions against former officers and directors;

(i)
In the event of a sale of any of the foregoing assets, the Class 6 Lien on said assets will be released at the closing.  In the event of a financing transaction involving Nutra SA, Rice Science, Rice Rx, Lake Charles or Mermentau, the Class 6 Lien will be subordinated to that of the new lender, on those assets only, provided that the Class 6 Claimants receive the required payment amount, as set forth above.

The Class 6 Lien shall be valid and perfected without the necessity of filing or recording any mortgage, deed of trust, financing statement or other instrument, but Debtor or Plan Agent may nonetheless file or record a mortgage, deed of trust, financing statement or other instrument.  The Class 6 Lien will be granted and become effective as of the Effective Date, but will not attach to funds earmarked for the payment of claims that are due on the Effective Date.  Upon payment of all amounts owing to Class 6 Claimants under the Plan, the Plan Agent shall release the Class 6 Lien of record.

6.             Plan Agent.  By no later than the Confirmation Date, the Proponents will jointly designate a Plan Agent by filing a notice to that effect with the Court.  The Plan Agent will have the following powers and duties:  (a) to review and approve any disbursements to creditors proposed by Debtor; (b) to enforce Debtor’s obligations to holders of Allowed Class 6 Claims under the Plan; (c) to enforce the Class 6 Lien, including, without limitation, the power to sell assets in the order set forth below, upon any applicable default, as expeditiously as possible consistent with the goal of maximizing the sales prices and in accordance with the terms of the Plan; and, (d) to review and approve settlements proposed by Debtor of claims that involve an amount in dispute of more than $25,000.  Debtor shall provide to Plan Agent in advance of any proposed disbursements a schedule showing the amounts to be disbursed to each creditor.  Plan Agent shall have five (5) business days to review and approve the proposed disbursements.  In the event that Debtor and the Plan Agent are unable to agree on any proposed disbursement or settlement, the matter will be submitted to and resolved by the Bankruptcy Court.  The compensation to be paid to the Plan Agent will be detailed in the notice filed with the Court and will be paid by the Reorganized Debtor.  By no later than the twentieth (20th) day of each month, Debtor will provide the Plan Agent with its normal internally-generated monthly financial reporting information for the preceding month.

7.             Payment Benchmarks.  Debtor’s satisfaction of each of the following payment benchmarks will be determined by selecting one Allowed Claim, such as Trea’s, adding accrued interest, and dividing that into the amount that has been paid on that Claim.  The calculation will be:   $(claim) + $(interest) X .50 = Payment Benchmark 1.  For example, if accrued interest on the date of payment is $7,268.08 and the Allowed Claim is $155,052.44, then the first Payment Benchmark is $81,160.26 paid to Trea ($7,268.08 + $155,052.44 X .50).  The payment benchmarks are as follows:

(a)
Payment Benchmark 1.  If, by no later than July 15, 2011, Debtor has neither: (i) closed on the sale of both facilities; nor (ii) paid the Class 6 Claimants 50% of the total allowed amount of their claims, then the Plan Agent may control and direct, in its sole discretion, and without interference by Debtor, the: (i) sale of the Phoenix Facility; (ii) sale of the Dillon Facility; and (iii) the sale of any loose equipment.  In such event, the Class 6 Claimants will retain 100% of all net proceeds from the sale of the loose equipment.  Such sales will be conducted as expeditiously as possible by the Plan Agent consistent with the goal of maximizing the sales prices and may only continue until the Class 6 Claimants have received 50% of the total allowed amount of their claims.

(b)
Payment Benchmark 2.  If, by no later than October 15, 2011, Debtor has neither: (i) closed on the sale of both facilities; nor (ii) paid the Class 6 Claimants 75% of the total allowed amount of their claims, then the Plan Agent may control and direct, in its sole discretion, and without interference by Debtor, the: (i) sale of the Phoenix Facility; (ii) sale of the Dillon Facility; and (iii) the sale of any loose equipment.  In such event, the Class 6 Claimants will retain 100% of all net proceeds from the sale of the loose equipment.  Such sales will be conducted as expeditiously as possible consistent with the goal of maximizing the sale prices and may only continue until the Class 6 Claimants have received 75% of the total allowed amount of their claims.

(c)
Payment Benchmark 3.  If, by no later than January 15, 2012,  Debtor has not paid the Class 6 Claimants 100% of the total allowed amount of their claims, then the Plan Agent may control and direct, in its sole discretion, and without interference by Debtor the: (i) sale of the Phoenix Facility; (ii) the sale of the Dillon Facility; (iii) the sale of any loose equipment; (iv) the sale of the equipment located in Debtor’s Lake Charles facility and, (v) the sale of any other pledged assets.  In selling such assets, the Plan Agent shall use his or her reasonable best efforts to sell as few assets as possible, in terms of the value, to satisfy the remaining indebtedness.  In such event, the Class 6 Claimants will retain 100% of all net proceeds from such sales.  Net proceeds from any sale of Debtor’s interest in Rice Science and Rice Rx will be net of any unpaid obligations owing to those entities or to Herbal Science Singapore in regard to those entities.

8.             Proceeds of Ceutamed Note.  Beginning with the payment due on April 1, 2011, all payments under the Ceutamed Note will be deposited in a segregated bank account and distributed to the Class 6 Claimants on at least a quarterly basis.  Such payments will begin no later than June 15, 2011.

9.             Disbursing Agent.  The Reorganized Debtor will function as disbursing agent under the Plan and will not be compensated for its services.

10.           Management and Personnel--2010 EIP.  The Reorganized Debtor will retain the services of Debtor’s present management and staff.  The identity and compensation of all members of senior management and all of Debtor’s Board of Directors is set forth in the Disclosure Statement and is incorporated herein by reference.  All members of senior management and most rank and file employees will be eligible to participate in the 2010 Employee Incentive Plan.  The 2010 Employee Incentive Plan has two components:

a.      Total Cash Bonus to Employees and Executive Officers

	Effective Date of Plan of Reorganization	3 Months After Effective Date	6 Months After Effective Date
CEO	$150,000	$75,000	$75,000
President/COO	$150,000	$75,000	$75,000
Other Executive Officers	$35,000	$15,000	$15,000
All Other Employees	$165,000	$100,000	$60,000
Total	$500,000	$265,000	$225,000

Bonuses totaling $990,000 will be available to all those who are eligible employees as of the Effective Date and at three and six month intervals thereafter, provided that Debtor has successfully exited bankruptcy and has achieved positive EBITDAR.  Such bonuses may be paid only in proportion to distributions made to holders of Allowed Class 6 Claims, and only if: (i) the Compensation Committee of the Board of Directors, in its sole and absolute discretion, determines that Debtor has sufficient cash to meet all of its reasonably anticipated cash requirements; and, (ii) the Plan Agent, in his or her sole and absolute discretion, approves the payment of such bonuses.  For example, if holders of Allowed Class 6 Claims have received distributions equal to 40% of the Allowed amounts of their Claims, then 40% of the bonus pool may be distributed, provided that the conditions set forth above are satisfied.  To be eligible to receive a cash bonus, each staff member must be employed at the time payment is made.

b.             Stock Options to Employees and Executive Officers

Position	Options to be Issued
CEO	5,000,000
President/COO	4,500,000
All Other Employees	15,100,000
Total	24,600,000

Eligible employees may receive new stock option grants to purchase a total of 24.6 million shares of common stock, exercisable at a price per share equal to the higher of $0.20 and the market price on the dates of grant.  Debtor’s CEO, W. John Short, and Debtor’s President and COO, Leo Gingras, may each receive a new stock grant to purchase a total of 5,000,000 and 4,500,000 shares, respectively, of common stock at a price per share equal to the higher of $0.20 and the market price on the dates of grant.  The new stock option grants will vest as follows:  20% will vest immediately upon grant, 20% will vest upon the Effective Date and 60% will vest monthly as to 1/48th of the remaining amount over four years commencing on the first monthly anniversary of the Effective Date.

c.             Repricing of Employees’ Stock Options

Position	Options to be Repriced
CEO	0
President/COO	1,500,000
All Other Employees	7,500,000
Total	9,000,000

All existing stock options held by employees that have exercise prices greater than $0.20 may be repriced to reduce the per share exercise prices to the higher of $.20 or the market price on the effective date of the repricing.  No existing stock option will be repriced if the resulting repricing increases such stock option’s exercise price.  There are employee stock options to purchase approximately nine million shares of common stock which will be repriced.  The Debtor’s President and COO, Leo Gingras, is the only executive officer of Debtor eligible for the above repricing.  Mr. Gingras currently has an option for 1,500,000 shares of common stock at an exercise price of $0.22 which may be subject to the repricing.

11.           Authority to Settle and Assign.  In accordance with Bankruptcy Code Section 1123(b)(3), the Reorganized Debtor will own and retain, and may prosecute, enforce, compromise, settle, release, or otherwise dispose of, any and all claims, defenses, counterclaims, setoffs, and recoupments belonging to Debtor or the Estate, without further order of the Court, subject to approval by the Plan Agent under the circumstances described above.

12.           Location of Claimants and Uncashed Distribution Checks.

(a)           Bad Addresses.  If the Reorganized Debtor is unable to locate a Claimant, it will hold the amount of any Distribution to such Claimant as though such Claim were a Disputed Claim.  Such amount shall be held for 120 days and, if the address of the Claimant is then still unknown, such amount shall be distributed to other Claimants holding Allowed Claims or retained by Debtor if all other Claims are then paid in full.  The Reorganized Debtor will have fulfilled any duty that it may have to locate the holder of a Claim by mailing any Distribution to the address for that Claimant set forth in the Master Mailing List or in any Proof of Claim or Notice of Appearance filed with the Court.  The Reorganized Debtor will be under no obligation to undertake further efforts to locate the holder of a Claim if the Distribution is returned "addressee unknown," and the Reorganized Debtor may delete any such Claimant from its mailing list.

(b)           Uncashed Distribution Checks.  Any Distribution check that has not been returned by the U.S. Post Office but which has not been cashed within 60 days after it is mailed, shall be deemed undeliverable.  The Reorganized Debtor shall be authorized to stop payment on such check and the payee shall thereafter be treated in the manner set forth above for Claimants whose addresses are unknown.

13.           Notices.  In order to minimize the expense of providing notices after the Confirmation Date, notice of matters brought before the Court after the Confirmation Date will be limited to those on the Official Notice Service List established by order of the Court entered on December 30, 2009 (Dkt. No. 139), as amended from time to time.

ARTICLE VI
EFFECTIVE DATE/CONDITION TO CONFIRMATION

The Effective Date of the Plan will be November 30, 2010, provided that 14 days have passed after entry of the Confirmation Order.  Proponents may waive the Condition to Confirmation and/or accelerate the Effective Date by a written notice to that effect filed with the Court at any time after the Confirmation Order is entered.

ARTICLE VII
EFFECT OF CONFIRMATION

1.             Discharge.  Except as otherwise specifically provided in the Plan, confirmation of the Plan shall discharge Debtor from any debt that arose prior to the Confirmation Date and any debt of a kind specified in Sections 502(g) through (i) of the Bankruptcy Code, whether or not a proof of claim based upon such debt is filed or deemed filed under Section 501 of the Bankruptcy Code, whether or not such Claim is allowed under Section 502 of the Bankruptcy Code, and whether or not the holder of such Claim has accepted the Plan.  The provisions of this Article are not intended to, nor shall they be construed as, limiting the scope of the discharge provided by Section 1141 of the Bankruptcy Code.

2.             Automatic Stay and Post-Confirmation Injunction.  Notwithstanding any other provisions of the Plan, the automatic stay shall terminate on the Effective Date, but all holders of Claims dealt with by the Plan, and all creditors who received notice of the Case, shall be enjoined from pursuing collection of their Claims from the assets of Debtor, the estate and the Reorganized Debtor.

3.             Release and Extinguishment of Liens, Claims and Encumbrances.  Except as otherwise provided herein, all property dealt with by the Plan is free and clear of all liens, claims and interests of creditors and Equity Security holders from and after the Effective Date.

4.             Revisions to Articles of Incorporation.  Upon the Effective Date, Debtor’s Articles of Incorporation will be deemed amended to prohibit the issuance of nonvoting equity securities, in accordance with the provisions of 11 U.S.C. § 1123(a)(6).

ARTICLE VIII
EXECUTORY CONTRACTS

With the exception of the executory contracts listed on Exhibit “1” hereto, which are assumed under the Plan, all executory contracts that have not previously been assumed or rejected by Debtor shall be deemed rejected as of the Effective Date, unless specific written notice of intent to assume is mailed or delivered to the lessor or other contracting party before the Effective Date.  In the event of assumption, and except as otherwise agreed to by the lessor or other contracting party, all pre-petition defaults will be cured on the Effective Date, or as soon thereafter as is reasonably practicable.  In the event of any dispute over the cure amounts, such dispute will be resolved by the Court.  Exhibit “1” may be amended by Debtor at any time prior to the Effective Date.  Any party seeking to assert a Claim arising from an Executory Contract that is rejected by the Plan must file a Proof of Claim by the Confirmation Date or, if the Executory Contract is rejected pursuant to the Confirmation Order, the first Business Day that is fifteen (15) days after the Confirmation Date.  All parties to rejected contracts who have timely filed Proofs of Claim shall be treated as holders of Allowed Class 6 Claims or Disputed Class 6 Claims, as the case may be.  Any party in interest may file an objection to a Claim for damages arising from rejection of an executory contract.  The failure of any party to a rejected contract or lease to timely file a Proof of Claim shall bar said party from participating under the Plan or from receiving any payment on account of such rejected executory contract.

ARTICLE IX
RETENTION AND ENFORCEMENT OF CLAIMS

The Plan preserves in full for the benefit of the Reorganized Debtor the Retained Causes of Action and all other claims and causes of action of any sort owned by Debtor or estate, pursuant to Section 1123(b)(3) of the Code, other than those expressly released by the terms hereof.  Such Retained Causes of Action and all other claims and causes of action shall be controlled by the Reorganized Debtor.  The Reorganized Debtor is hereby designated as the estate representative pursuant to and in accordance with Bankruptcy Code Section 1123(b)(3)(B).

ARTICLE X
MODIFICATION OF PLAN

The Proponents reserve the right to propose modifications or amendments to the Plan at any time prior to the Confirmation Date.  After confirmation, the Reorganized Debtor may, with Court approval, and so long as it does not materially or adversely affect the interests of creditors, remedy any defect or omission, or reconcile any inconsistencies in the Plan or in the Confirmation Order, in such manner as may be necessary to carry out the purposes and effect of the Plan.  The foregoing provisions of this Article X do not limit the ability of any party to modify the Plan under Bankruptcy Code Section 1127 and applicable Rules.

ARTICLE XI
EXCULPATION

The Proponents, the Plan Agent, and their advisors, attorneys, consultants and agents (the “Exculpated Parties”) will neither have nor incur any liability to any holder of a Claim or Equity Security, or any other party in interest, or any of their respective shareholders, former shareholders, members, former members, agents, employees, representatives, financial advisors, attorneys, consultants, affiliates, successors or assigns (the “Exculpating Parties”), for any acts or omissions relating to or arising out of this Case, the preparation for and administration of this Case, or the negotiation, execution, confirmation, consummation or administration of the Plan (the “Exculpated Acts”), other than acts of gross negligence, fraud or willful misconduct.  The Exculpating Parties shall have no right of action against any of the Exculpated Parties for any of the Exculpated Acts, and the Exculpated Parties are released of and from all claims or liabilities, known or unknown, arising out of or related to the Exculpated Acts.    The provisions of this Article shall not be deemed to limit any existing protections or immunities afforded to the Exculpated Parties under existing law.  The provisions of this Article shall not apply to any claim, action or cause of action by the SEC, and the SEC shall not be included in the definition of “Exculpating Parties.”

ARTICLE XII
RETENTION OF JURISDICTION

Notwithstanding confirmation of this Plan, the Bankruptcy Court shall retain jurisdiction for the following purposes:

1.             To determine the allowability of Claims and Equity Interests upon objection to such Claims or Equity Interests by Debtor or by any other party in interest.

2.             To consider requests for payment of Claims entitled to priority under Code Section 507(a), including, without limitation, compensation of professionals pursuant to Sections 330 and 503.

3.             To hear, determine and enforce all claims and causes of action which may exist on behalf of Debtor or the estate, including, but not limited to, any right of the Reorganized Debtor or the estate to recover assets pursuant to the provisions of the Code, whether or not such claims, causes of action, or rights are Retained Causes of Action, and whether they are pursued by the Reorganized Debtor or another appropriate party.

4.             To consider and act upon the compromise and settlement of any Claims against, or cause of action on behalf of, Debtor or the Estate.

5.             To resolve controversies and disputes regarding the interpretation or enforcement of the terms of the Plan, or any documentation relating thereto.

6.             To resolve controversies and disputes regarding implementation of the Plan including, without limitation, any disputes between Debtor and the Plan Agent, and to enter orders in aid of confirmation of the Plan and appropriate orders to protect the Debtor or its successors in interest.

7.             To determine all matters and controversies regarding state, local, and federal taxes pursuant to all applicable provisions of the Bankruptcy Code.

8.             To enter a Final Decree closing Debtor's case.

ARTICLE XIII
CLOSING OF THE CASE

The Court, upon motion of any interested party, shall enter a Final Decree pursuant to Section 350 of the Code and Bankruptcy Rule 3022, thereby closing this Case and making provisions, by way of injunction or otherwise, as may be equitable.

ARTICLE XIV
GENERAL PROVISIONS

1.             Extension of Payment Dates and Other Deadlines.  If any payment date or other deadline falls due on a Saturday, Sunday or legal holiday, then such payment date or other deadline will be extended to the next business day.

2.             Notices.  Any notice required or permitted to be provided under the Plan will be in writing and served by first class mail (postage prepaid), hand-delivery, telecopy or e-mail, on all those on the Official Notice Service List.

3.             Interest.  Whenever interest is to be computed under the Plan, interest will be simple interest and not compounded.  Unless otherwise specifically provided for in the Plan or the Confirmation Order, post-petition interest shall not accrue or be paid on Claims, and no holder of a Claim will be entitled to interest accruing on or after the Petition Date on any Claim.

4.             Vesting.  As of the Effective Date, the Reorganized Debtor will be vested with all property of Debtor and the Estate free and clear of all Claims, liens, security interests, assignments, encumbrances, charges, and other interests of Creditors, except as otherwise provided in the Plan.

5.             Successors and Assigns.  The rights and obligations of any Creditor or holder of an Equity Interest referred to in the Plan will be binding upon, and will inure to the benefit of, the successors, assigns, heirs, devisees, executors, and personal representatives of such Creditor or such holder of an Equity Interest.

6.             Payment of Statutory Fees and Filing of Quarterly Reports.  All fees payable pursuant to 28 U.S.C. Section 1930, as determined by the Bankruptcy Court at or in conjunction with the Confirmation Hearing, will be paid on or before the Effective Date, and thereafter, in accordance with applicable bankruptcy law.  Debtor has paid $19,502 to date in such fees.  All quarterly reports of disbursements required to be filed by applicable bankruptcy law will be filed in a timely manner.

Dated this 10th day of August, 2010.

---SIGNATURE PAGE FOLLOWS---

FORRESTER & WORTH, PLLC

/s/ SCF 006342
S. Cary Forrester
Attorneys for Debtor

NUTRACEA, a California corporation
Debtor and Debtor-in-Possession

/s/ W. John Short
By W. John Short
CEO and Chairman of the Board

JENNINGS, STROUSS & SALMON, P.L.C.

/s/ CJJ 011894
Carolyn J. Johnsen
Attorneys for the Committee

OFFICIAL COMMITTEE OF UNSECURED CREDITORS

By	/s/ Jim Michaels
Its	Chairman